SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2004

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.
Date: November 16, 2004	By:	/s/ Roy Graydon
		Name:	Roy Graydon
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 9, 2004 — Sprint Canada awarded Silver Partner Certification from Cisco Systems

99.2	Press Release dated August 11, 2004 — Coventry Connections selects Sprint Canada and Mobile Knowledge to provide IP-based telecommunication services and mobile systems solutions for state-of-the-art command and dispatch centre

99.3	Press Release dated September 15, 2004 — Fairmont Resort Properties selects Sprint Canada’s Do Not Call technology solution to comply with U.S. legislation

99.4	Press Release dated September 21, 2004 — Call-Net/Sprint Canada Supports the entry of new competitors to the local service market, within the current regulatory regime

99.5	Press Release dated September 29, 2004 — Call-Net realigns organizational structure

99.6	Press Release dated October 12, 2004 — Call-Net Enterprises to release Q3 2004 results on Wednesday, October 27, 2004, quarterly conference call at 1:00 p.m.

99.7	Press Release dated October 25, 2004 — Call-Net Enterprises Inc. — Q3 2004 results — October 27, 2004

99.8	Press Release dated October 25, 2004 — Sprint Canada announces further expansion to local telephone service

99.9	Press Release dated October 27, 2004 — Call-Net Enterprises Inc. Reports Continued growth for the Third Quarter of 2004

99.10	Press Release dated October 27, 2004 — Call-Net Enterprises Inc. — Q3 2004 results — October 27, 2004

99.11	Press Release dated November 15, 2004 — Call-Net’s non-voting stock symbol to change

99.12	Form 52-109FT2 — Certification of Interim Filings During Transition Period

99.13	Call-Net’s financial statements and interim management discussion and analysis for the three months ending September 30, 2004